UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number 1-14472

Cornell Companies, Inc. 401(k) Profit Sharing Plan

CORNELL COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0433642
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 West Loop South, Suite 1500, Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(713) 623-0790

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Cornell Companies, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cornell Companies, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 and the supplemental schedule G, part III - nonexempt transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

June 28, 2004

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments (at fair value)	$18,795,371	$13,396,899

Receivables:
Employee contributions	71,535	53,960
Employer contributions	27,765	21,596
Total receivables	99,300	75,556

Total assets	18,894,671	13,472,455

LIABILITIES:
Corrective distributions payable	(102,755)	(94,502)
Expenses payable	(2,275)	(4,524)

Total liabilities	(105,030)	(99,026)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$18,789,641	$13,373,429

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Net investment income (loss) from mutual funds	$3,172,923	$(1,786,568)
Net depreciation in fair value of common stock	—	(1,361,142)

Interest	36,677	43,081
Employee contributions	2,943,043	2,967,497
Employer contributions	1,197,334	1,188,489
Employee rollover contributions	140,934	110,357

Total additions	7,490,911	1,161,714

DEDUCTIONS:
Benefit payments and withdrawals	(1,892,202)	(1,559,191)
Corrective distributions	(102,755)	(94,502)
Plan expenses	(77,467)	(110,987)

Total deductions	(2,074,699)	(1,764,680)

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5,416,212	(602,966)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR	13,373,429	13,976,395

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR	$18,789,641	$13,373,429

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.               DESCRIPTION OF THE PLAN

General

The Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a trustee-defined contribution plan in which generally all employees of Cornell Companies, Inc., and its subsidiaries (the Company), are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration and Trustee

The Company is the Plan’s administrator and trustee.  The board of directors of the Company appoints an individual to be responsible for the administration of the Plan.  Prior to October 11, 2002, Comerica Bank was the Plan’s asset custodian and record keeper to hold and control the assets of the Plan in accordance with the terms of the Plan.  Effective October 11, 2002, the Company appointed Reliance Trust Company as the Plan’s asset custodian and DailyAccess.Com as the Plan’s record keeper.

Eligibility and Contributions

Effective September 1, 2000, all employees except leased employees are eligible to participate in the Plan with no service requirements and can enroll in the Plan immediately.  Prior to September 1, 2000, all employees, except leased employees, who had completed one year of service were eligible to participate in the Plan and could enroll in the Plan quarterly.

Employees may elect to contribute from 1 percent to 20 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines.  The Company makes matching contributions equal to 50 percent of the participants’ elective deferrals for the Plan year up to 6 percent of the participant’s eligible compensation.  Participant rollover contributions from other qualified plans are allowed under the Plan.

Effective October 11, 2002, employees may elect to contribute from 1 percent to the maximum allowable by law.

Participant Accounts and Investment Options

Each participating employee’s share of the net assets of the Plan is segregated in an individual account.  Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the Plan sponsor.  Each participant may elect to invest his/her contribution and the Company’s contributions made on the participant’s behalf in any one or more of the investment funds.  Prior to October 11, 2002, participants could direct the investment of their individual accounts among seven mutual funds and Cornell Companies, Inc. common stock.  Subsequent to October 11, 2002, participants can direct the investment on their individual accounts among seventeen mutual funds and a Cornell Unitized Stock Fund.  Investment income or loss is allocated daily to a participant’s account in the same ratio as the participant’s investment in each fund bears to the total of all participants’ investments in each fund.

Vesting

All participant contributions are 100 percent vested and nonforfeitable at all times.  Participants become vested in the Company’s contributions to the Plan as follows:

Years of Service	Hired Before 9/1/00 Vested Percent	Hired After 8/31/00 Vested Percent

1	0%	0%
2	20%	0%
3	100%	100%

Loans

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan requirement of $1,000.  The loans are collateralized by the participant’s vested account balance.  Interest is charged at the current commercial lending rate and is credited to the participant’s account.  The participant is entitled to no more than one loan concurrently.

Payment of Benefits

Benefits are payable to a participant upon separation from service, total and permanent disability, retirement or death in accordance with the aforementioned vesting schedule.  In addition, hardship distributions are permitted if certain Plan provisions are met.  Distributions are made in the form of lump-sum payments.  No other optional form of payment is available.

Effective September 1, 2000, an early retirement option was added to the Plan.  Upon completion of five years of service and attained age 55, a participant may elect to retire from the Company and begin receiving benefits.

Also, a participant who has attained the normal retirement age and who has not separated from service may receive a distribution of his or her vested account balance.

Forfeitures

Forfeitures of any Company contributions are to be used either to reduce the Company’s contributions to the Plan or to pay the expenses of the Plan.  As of December 31, 2003 and 2002, $57,728 and $53,531, respectively, of forfeitures are included in net assets available for benefits.  In 2003 and 2002, $78,382 and $134,502, respectively, of forfeitures were utilized by the Company to pay the expenses of the Plan and reduce Company contributions.

Plan Termination

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA.  In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

2.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from those estimates.

Valuation of Investments

Investments in mutual funds (inclusive of the Cornell Unitized Stock Fund) are stated at fair value based on published market prices.  The Company common stock is valued at its quoted market price.  Participant loans are valued at cost which approximates fair value.  Purchases and sales are recorded on a trade-date basis.  Interest income is recorded as earned and dividends are recorded on the ex-dividend date.  Realized gains (losses) on the sale of mutual funds, unrealized appreciation (depreciation) in fair value of mutual funds, and interest and dividends are shown as net investment income (loss) from mutual funds in the statements of changes in net assets available for plan benefits.  Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in fair value of common stock are shown at net appreciation (depreciation) in fair value of common stock in the statements of changes in net assets available for plan benefits.

Expenses

Administrative and other expenses of the Plan are generally paid first from Plan forfeitures and any excesses would be paid by the Company.

3.               RISKS AND UNCERTAINTIES

The Plan provides for investment in mutual funds and Company common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.               INVESTMENTS

Individual investments that exceed 5 percent of net assets available for benefits at December 31, 2003 and 2002 are as follows:

2003 -
AIM Balanced Fund	$1,447,758
AIM Cash Reserve Fund	4,803,217
AIM Constellation Fund	1,946,009
Goldman Sachs Small Cap Value Fund	2,501,146
Janus Advisor International Growth	1,532,427
Oppenheimer Select S&P 500 Index	1,710,401
Cornell Unitized Stock Fund	1,624,703

2002 -
AIM Balanced Fund	$1,278,035
AIM Cash Reserve Fund	2,526,590
AIM Constellation Fund	1,626,159
Goldman Sachs Small Cap Value Fund	1,883,731
Janus Advisor International Growth	1,303,830
Oppenheimer Select S&P 500 Index	1,466,543
Strong Advisor Bond Fund	1,089,451
Cornell Unitized Stock Fund	1,290,858

5.               FEDERAL INCOME TAXES

Effective January 1, 1993, the Company adopted the Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan).  The Plan received a favorable determination letter on March 8, 1994.  The Plan has since been amended; however, the Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.  Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003 and 2002.

6.               CORRECTIVE DISTRIBUTIONS PAYABLE

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines.  For the Plan years ended December 31, 2003 and 2002, the Plan failed certain of these non-discrimination tests due to lower levels of contribution participation by non-highly compensated eligible Plan participants.  The Plan has recorded corrective distributions payable of $102,755 and $94,502 at December 31, 2003 and 2002, respectively, in the statement of net assets available for benefits to reflect the appropriate refund of a portion of the contributions made by highly compensated participants in order to comply with non-discrimination requirements.  As a result of the corrective distribution, employer matching contributions attributable to refunds were forfeited to the Plan’s Trust.

7.               PARTY-IN-INTEREST TRANSACTIONS

Participants may invest in the common stock of the Company.  The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

SCHEDULE H

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

Identity of Issue/Description of Asset	Number of Shares/Units	Cost	Current Value

AIM Balanced Fund	60,499	(a)	$1,447,758
AIM Capital Development Fund	9,619	(a)	164,786
AIM Cash Reserve Fund	4,803,217	(a)	4,803,217
AIM Constellation Fund	90,469	(a)	1,946,009
AIM Funds Basic Value Fund	6,562	(a)	191,899
AIM High Yield Fund	7,632	(a)	33,661
AIM Income Fund	11,048	(a)	73,805
AIM Real Estate Fund	10,435	(a)	208,087
AIM Small Cap Growth Fund	10,264	(a)	263,894
Cash	5,860	(a)	5,860
Cornell Unitized Stock Fund*	78,578	(a)	1,624,703
Goldman Sachs Midcap Value	7,430	(a)	212,798
Goldman Sachs Small Cap Value Fund	65,543	(a)	2,501,146
Janus Advisor International Growth	62,769	(a)	1,523,427
Oppenheimer Main St. G & I – N Shares	52,627	(a)	1,710,401
Scudder Lifecycle Long Midrange Fund	7,593	(a)	73,813
Scudder Lifecycle Long Range Fund	10,878	(a)	111,830
Scudder Lifecycle Short Range Fund	14,666	(a)	149,008
Strong Advisor Bond Fund	76,127	(a)	840,445
Participant Loan*
(interest rates ranging from 5.00% to 11.50%)	908,823	(a)	908,824

			$18,795,371

 *              Indicates party-in-interest.

(a)          cost omitted for participant-directed investments.

SCHEDULE G

CORNELL COMPANIES, INC. 401(K) PROFIT SHARING PLAN

SCHEDULE G, PART III — NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(a) Identity of Party Involved	(b) Relationship to Plan	(c) Description of Transaction	(i) Current Value of Asset
Cornell Companies, Inc.	Sponsor	Employee contributions not timely remitted for February 28, 2003. Deposited with the asset custodian on April 20, 2003.	$1,383

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

Date:	June 28, 2004	By:	/s/ Patrick N. Perrin
Patrick N. Perrin
Sr. V.P., Chief Administrative Officer and Plan Coordinator for Cornell Companies, Inc.

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm